Mail Stop 0510

      March 2, 2005

Via U.S. mail and facsimile

Mr. Cornelius C. Vanderstar
Chief Executive Officer, International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, California 91754

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended December 31, 2004
			File No. 1-7256


Dear Mr. Vanderstar:

		We have reviewed these filings and your response to our letter dated January 26, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended June 30, 2004

Letter to Shareholders

1. We note your response to prior comment 5 in which you indicate that you will state the source of market data where appropriate.
Please also state your share of the overall market to add perspective to your disclosure.

Management`s Discussion and Analysis

Significant Changes in Results of Operations, page 4

2. We note your response to prior comment 6 and the changes implemented in the Form 10-Q for December 31, 2004. Please quantify the amount of each significant change in line items discussed in results of operations and disclose the business reasons for each change. As requested in prior comment 1, please provide us with your intended disclosure with respect to the changes requested. In doing so, please show us what your revised discussion of your results of operations for the year ended June 30, 2004 as compared to June 30,
2003 will look like, as these periods will still appear in your next
Form 10-K.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Cornelius C. Vanderstar
March 2, 2005
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE